Exhibit 99.1

June 23, 2014

QIWI Closes Public Offering

MOSCOW, June 23, 2014 (GLOBE NEWSWIRE) — QIWI plc (Nasdaq:QIWI) (“QIWI” or the “Company”) announced that on June 20, 2014, QIWI closed its previously announced underwritten public offering of 7,973,330 of its Class B Shares represented by American Depositary Shares (“ADSs”), of which 1,993,330 Class B Shares represented by ADSs were issued and sold by the Company and 5,980,000 Class B Shares represented by ADSs were sold by certain of its shareholders, at a price to the public of $40.00 per ADS (the “Offering Price”). The underwriters of the offering have a 30-day option to purchase up to an additional 299,000 Class B Shares represented by ADSs from the Company and 897,000 Class B Shares represented by ADSs from the selling shareholders at the Offering Price, less underwriting discounts and commissions.

QIWI intends to use the net proceeds from the sale of ADSs for general corporate purposes, which may include potential mergers and acquisitions and other general corporate purposes, including working capital and capital expenditures. QIWI did not receive any proceeds from the sale of ADSs by the selling shareholders.

Credit Suisse and VTB Capital are serving as joint book-running managers for the offering. William Blair, Aton and Gazprombank are serving as joint-lead managers. A copy of the final prospectus related to this offering may be obtained by contacting: Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037; or by visiting EDGAR on the SEC website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.5 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-3 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events that may affect such forward-looking statements unless QIWI is required to do so by law.

CONTACT:	Yakov Barinskiy
Head of Investor Relations
+7 499 709 0192
ir@qiwi.com

Varvara Kiseleva
Investor Relations
+7 499 709 0192
ir@qiwi.com

Source: QIWI plc

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